UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________

FORM 11-K

(Mark One)

ANNUAL REPORT

☒	PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011

or

TRANSITION REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

___________________________________

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

(Full title of the plan)

Sterling Bancorp

650 Fifth Avenue

New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan

and address of its principal executive office)

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-14
Supplemental Schedules	15-17
Signatures
Index to Exhibits
EX-23.1: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of Sterling Bancorp/

Sterling National Bank and the Participants of Sterling
Bancorp/Sterling National Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engage to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EISNERAMPER LLP

New York, New York

June 27, 2012

1

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31,

	2011	2010
Investments at Fair Value:
Sterling Bancorp Common Stock	$3,558,211	$4,234,152
Guaranteed Interest Accounts	1,094,200	898,925
Pooled Separate Accounts	16,419,955	15,453,407
Mutual Funds	4,867,339	4,340,998
	25,939,705	24,927,482

Cash	5,629	5,333

Notes Receivable from Participants	706,468	778,118

Contributions Receivable:
Participant	—	74,362
Employer	352,474	314,914

Total Contributions Receivable	352,474	389,276

Net Assets Available for Benefits	$27,004,276	$26,100,209

See accompanying notes to financial statements.

2

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2011	2010
Additions to/Deductions from Net Assets Attributed to:

Investment (Loss) Income:
Interest and Dividends	$177,575	$206,174
Net Realized/Unrealized (Depreciation) Appreciation in Fair Value of
Investments	(1,198,552)	3,545,404
	(1,020,977)	3,751,578

Interest Income on Notes Receivable from Participants	40,457	45,653

Contributions:
Participants	2,850,999	2,629,125
Rollovers	388,870	268,784
Employer	352,998	314,914
	3,592,867	3,212,823

Benefits Paid to Participants	(1,693,445)	(1,727,494)
Administrative Expenses	(14,835)	(22,561)
	(1,708,280)	(1,750,055)

Net Increase	904,067	5,259,999

Net Assets Available for Benefits at:
Beginning of Year	26,100,209	20,840,210

End of Year	$27,004,276	$26,100,209

See accompanying notes to financial statements.

3

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(1)     Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective September 1, 2007 and then January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

(b)    Eligibility and Contributions

Prior to July 11, 2011, employees were eligible to join the Plan as an active participant for purposes of contributions, other than matching contributions, on the first day of the month following their date of employment. On and after July 11, 2011, employees are eligible to join the Plan as soon as administratively possible following their date of employment. Effective January 1, 2011, eligible employees are automatically enrolled into the Plan at a deferral rate of 3% of eligible compensation, unless they elect a different deferral percentage or choose not to defer.

Participants may contribute a minimum of 1% of eligible compensation and have a right to make a separate deferral percentage election with respect to bonus pay. The maximum amount that participants may defer each year as 401(k) and /or Roth elective deferrals is limited under the Internal Revenue Code regulations, which limit is $16,500 for both the 2011 and 2010 plan year.

Employees who have attained the age of 50 years may make catch-up contributions of $5,500 for both 2011 and 2010, which increases the maximum allowable contribution to $22,000 for both plan years.

Effective January 1, 2010, the Plan participants are eligible for matching contributions on the first of the month following their completion of six months of service. On and after July 11, 2011, the Plan participants are eligible for matching contributions on the first payroll period following their completion of six months of service. The amount or percentage of the matching contribution shall be discretionary as determined by the Plan sponsor and shall not exceed applicable IRC limits. Eligible employees who are Plan participants on the last day of the year and those who participated during the year but reached age 65, became disabled, or died during the year, will receive the matching contribution. Effective January 1, 2011 catch-up contributions shall not be matched.

Employees who are active members of the Sterling Bancorp/Sterling National Bank Employees’ Retirement Plan are not eligible for matching contributions.

4

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Prior to July 11, 2011, participants may elect to change their contributions effective as of the first day of each calendar month, whereas on and after July 11, 2011, participant contribution changes shall be effective as soon as administratively feasible. Contributions from a bonus pay may also be modified on any date. Election to stop deferrals may be made on any date and will be effective as soon as administratively feasible following that date.

(c)    Vesting

Participants are fully vested in their own contributions and earnings. Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 1 year	—
1 year	33
2 years	66
3 or more years	100

(d)    Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Plan’s administrative expenses or future company contributions as further defined by the Plan. The amounts of forfeitures used to pay administrative expenses were approximately $5,200 and $13,500 for the years ended December 31, 2011 and 2010, respectively. The forfeitures account balance as of December 31, 2011 and 2010 was approximately $750 and $830, respectively.

(e)    Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant provided from that participant’s vested account.

(f)    Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. The loans are secured by the balance in the participant’s account and interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar notes ranging from 5.25% to 10.25%. The period of repayment of any note shall not exceed five years unless the note is to be used in conjunction with the purchase of the principal residence of the participant, in which case the note term may not exceed 30 years. A participant may not have more than one note outstanding at a time. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

5

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(g)   Payments of benefits

A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)   Payment of Benefit

Benefit payments to participants are recorded when paid.

(e)    Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.

6

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(f)   Accounting Standards Update No. 2011-04:

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in U.S. GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. Plan management is currently evaluating the impact of the adoption of ASU 2011-04 on the Plan’s financial statements.

(3)    Investment Valuation and Income Recognition

FASB’s Accounting Standards Codification, (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  FASB ASU No. 2010-06, among other things, requires purchases, sales, issuances, and settlements be presented on a gross basis for level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan’s financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Pooled separate accounts (PSA): Valued at net asset value as reported by the investment manager of the fund and is based on the market value of the underlying investments.

Guaranteed interest accounts (GIA): Fair value represents the value the Plan would receive if the contract was terminated, which is book value less an early withdrawal charge.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The contract with Principal Life Insurance Company (“Principal”), contains provisions whereby Principal reserves the right to impose a monthly installment payout over 36 months if transfers from pooled separate accounts exceed certain thresholds.

Principal also reserves the right to defer transfers or payments from pooled separate accounts up to a maximum of 180 days. This limitation shall not apply to death, disability or retirement benefit payments or to purchases of annuity benefits.

Certain pooled separate accounts do not allow investment transfers into the account during the 30 day period following one transfer out of such account. In addition, certain mutual funds limit transfer activity up to a specified threshold amount of $1,000 to $5,000 within a time period ranging from 30 days to three months. However, contributions into these investments are not impacted by the limits on transfer activity. Participants may still make transfers out to different investment options.

Fidelity Advisor Technology Fund is subject to 0.75% redemption fee on withdrawals including, but not limited to, transfers, lump sum withdrawals at termination, retirement, or rollovers. Loan, death and hardship withdrawals and minimum required distributions are not subject to the redemption fee.

8

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Effective September 2008, the U.S. Property Separate Account is subject to withdrawal limitations due to economic conditions adversely affecting the commercial real estate market in which this separate account invests. As a result, death, disability, retirement and hardship withdrawals are being paid out while requests to transfer out of the separate account, take a loan, or termination distributions are subject to limitations. The related annuity contract allows withdrawal limitation to be applied for up to three years.

Effective March 25, 2011, the U.S. Property Separate Account’s transactions are no longer subject to the withdrawal limitation.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$3,558,211	$—	$—	$3,558,211
Guaranteed Interest Accounts – A Credit Rating	—	—	1,094,200	1,094,200
Pooled Separate Accounts
Balanced Asset Allocation – Conservative	—	264,147	—	264,147
Balanced Asset Allocation - Large Blend	—	1,454,007	—	1,454,007
Balanced Asset Allocation - Retirement Income		99,956	—	99,956
Balanced Asset Allocation - Target Date	—	4,105,294	—	4,105,294
Fixed Income - Intermediate Term	—	816,473	—	816,473
Fixed Income - Owned Real Estate	—	390,740	—	390,740
International Equity - Large Blend	—	923,783	—	923,783
International Equity - Small/Mid Cap	—	297,789	—	297,789
Large U.S. Equity – Blend	—	1,139,310	—	1,139,310
Large U.S. Equity – Value	—	759,427	—	759,427
Large U.S. Equity – Growth	—	680,912	—	680,912
Small/Mid U.S. Equity – Blend	—	1,007,535	—	1,007,535
Small/Mid U.S. Equity – Growth	—	866,157	—	866,157
Small/Mid U.S. Equity – Value	—	607,629	—	607,629
Short-Term Fixed Income	—	2,982,368	—	2,982,368
Other	—	24,428	—	24,428
Total Pooled Separate Accounts	—	16,419,955	—	16,419,955
Mutual Funds
Fixed Income	1,330,622	—	—	1,330,622
International Equity	445,904	—	—	445,904
Large U.S. Equity - Blend	848,136	—	—	848,136
Large U.S. Equity - Growth	697,010	—	—	697,010
Small/Mid U.S. Equity - Growth	570,591	—	—	570,591
Small/Mid U.S. Equity - Value	289,387	—	—	289,387
Other	685,689	—	—	685,689
Total Mutual Funds	4,867,339	—	—	4,867,339
	$8,425,550	$16,419,955	$1,094,200	$25,939,705

9

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$4,234,152	$—	$—	$4,234,152
Guaranteed Interest Accounts – A Credit Rating	—	—	898,925	898,925
Pooled Separate Accounts
Balanced Asset Allocation – Conservative	—	332,418	—	332,418
Balanced Asset Allocation - Large Blend	—	584,595	—	584,595
Balanced Asset Allocation – Moderate	—	1,083,440	—	1,083,440
Balanced Asset Allocation - Retirement Income	—	43,456	—	43,456
Balanced Asset Allocation - Target Date	—	2,727,177	—	2,727,177
Fixed Income - Intermediate Term	—	667,058	—	667,058
Fixed Income - Owned Real Estate	—	—	316,056	316,056
International Equity - Large Blend	—	1,035,721	—	1,035,721
International Equity - Small/Mid Cap	—	398,133	—	398,133
Large U.S. Equity – Blend	—	1,016,866	—	1,016,866
Large U.S. Equity – Value	—	846,881	—	846,881
Large U.S. Equity – Growth	—	748,950	—	748,950
Small/Mid U.S. Equity – Blend	—	983,033	—	983,033
Small/Mid U.S. Equity – Growth	—	914,944	—	914,944
Small/Mid U.S. Equity – Value	—	607,327	—	607,327
Short-Term Fixed Income	—	3,115,159	—	3,115,159
Other	—	32,193	—	32,193
Total Pooled Separate Accounts	—	15,137,351	316,056	15,453,407
Mutual Funds
Fixed Income	674,572	—	—	674,572
International Equity	407,120	—	—	407,120
Large U.S. Equity - Blend	828,728	—	—	828,728
Large U.S. Equity - Growth	830,062	—	—	830,062
Small/Mid U.S. Equity - Growth	733,718	—	—	733,718
Small/Mid U.S. Equity - Value	301,086	—	—	301,086
Other	565,712	—	—	565,712
Total Mutual Funds	4,340,998	—	—	4,340,998
	$8,575,150	$15,137,351	$1,214,981	$24,927,482

Level 3 Summary of Changes

The tables below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2011 and 2010.

Level 3 Assets for year ended December 31, 2011

	Pooled Separate Account	Guaranteed Interest Accounts
Balance, January 1, 2011	$316,056	$898,925
Realized Losses	(156,039)	—
Unrealized Gains	164,855	1,552
Interest Credited	—	22,590
Purchases	9,463	549,130
Sales	(21,902)	(377,997)
Transfer to Level 2	(312,433)	—
Balance, December 31, 2011	$—	$1,094,200

The amount of total gains for the year attributable to the change in unrealized gains or losses relating to investments still held at December 31, 2011 was $1,552.

10

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Level 3 Assets for year ended December 31, 2010

	Pooled Separate Account	Guaranteed Interest Accounts
Balance, January 1, 2010	$321,129	$838,645
Realized/Unrealized Gains	45,499	5,469
Purchases, Sales, Issuances
And Settlements (Net)	(50,572)	54,811
Balance, December 31, 2010	$316,056	$898,925

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

The availability of observerable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the actual date of the event or change in circumstances that caused the transfer.

The Plan administrator evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of levels 1, 2, or 3, other than the change in classification for the year ended December 31, 2011 of the U.S. Property Separate Account Investment from level 3 to level 2 as a result of a withdrawal limitation being lifted.

(4)    Investment Account with Insurance Company

The Plan provides an investment option to invest in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2011 and 2010, the interest rate in the guaranteed interest account was 2.26% and 3.14%, respectively.

11

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(5)    Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011	2010

Sterling Bancorp Common Stock	$3,558,211	$4,234,152
Principal Money Market Separate Account	2,982,368	3,115,159

The net (depreciation) appreciation of the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010

Sterling Bancorp Common Stock	$(742,426)	$1,309,182
Mutual Funds	(220,922)	542,083
Pooled Separate Accounts	(237,052)	1,690,891
Guaranteed Interest Accounts	1,552	5,469
Other	296	(2,221)

	$(1,198,552)	$3,545,404

Dividends from Sterling Bancorp Common Stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(6)    Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(7)    Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

12

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(8)    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

In January 2012 the Plan filed an application for determination with the Internal Revenue Service. The application has been received and currently is in review.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(9)    Parties-in-interest Transactions

Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Principal. Principal is the record keeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan offers as one of the investments, the common stock of Sterling Bancorp, the Plan Sponsor. Sterling Bancorp is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

(10)  Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-l of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

(11)  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$27,004,276	$26,100,209

Participant loan amounts deemed distributed for tax purposes	—	(4,055)

Net assets available for benefits per the Form 5500	$27,004,276	$26,096,154

13

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net increase in net assets available for benefits per
the financial statements	$904,067	$5,259,999

Change in participant loan amounts deemed distributed for
tax purposes	4,055	—

Net increase in net assets available for benefits per
Form 5500	$908,122	$5,259,999

(12)  Subsequent Events

Effective February 14, 2012, the Plan management resolved to replace Principal Money Market Separate Account and Guaranteed Interest Accounts (“GICs”) with Principal Stable Value Fund (“Principal SVF”). Funds from the Principal Money Market Separate Account were redirected to the Principal SVF, whereas the GICs funds will be redirected to the Principal SVF upon maturity.

14

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower		Shares/Units/	Current
	or Similar Party	Description of Investment	Rates of Interest	Value

*	Sterling Bancorp	Common Stock	411,829.9998	$3,558,211

	Guaranteed Interest Accounts, at Fair Value
*	Principal Life Insurance Company:
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/11	4.0%	160,809
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/12	3.9%	181,937
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/13	1.7%	180,922
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/14	1.5%	129,852
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/15	1.0%	440,680

	Total Guaranteed Interest Accounts			1,094,200

	Pooled Separate Accounts, at Fair Value
*	Principal Life Insurance Company	Money Market Sep Acct	58,460.0310	2,982,368
*	Principal Life Insurance Company	Principal LifeTm 2020 Sep Acct	76,039.6615	1,231,134
*	Principal Life Insurance Company	Principal LifeTm 2030 Sep Acct	72,317.6012	1,141,988
*	Principal Life Insurance Company	Lg Cap S&P 500 Index Sep Acct	21,518.0923	1,139,310
*	Principal Life Insurance Company	SAM Balanced Sep Account	37,676.9920	1,019,871
*	Principal Life Insurance Company	Diversified Intl Sep Acct	17,923.9532	923,783
*	Principal Life Insurance Company	Principal LifeTm 2040 Sep Acct	55,794.6968	872,033
*	Principal Life Insurance Company	Bond and Mtg Sep Acct	813.4557	816,473
*	Principal Life Insurance Company	Large Cap Value III Sep Acct	61,077.4860	759,427
*	Principal Life Insurance Company	Small Cap Growth I Sep Acct	58,418.9024	710,430
*	Principal Life Insurance Company	Large Cap Growth Separate Acct	28,031.1935	680,912
*	Principal Life Insurance Company	Mid Cap Blend Separate Acct	6,144.7416	557,750
*	Principal Life Insurance Company	Mid Cap Value I Separate Acct	15,731.7599	556,373
*	Principal Life Insurance Company	Principal LifeTm 2010 Sep Acct	30,741.5363	489,867
*	Principal Life Insurance Company	Small Cap Blend Separate Acct	5,988.5228	449,785
*	Principal Life Insurance Company	U.S. Property Sep Acct	681.3630	390,740
*	Principal Life Insurance Company	Principal LifeTm 2050 Sep Acct	22,199.5033	331,192
*	Principal Life Insurance Company	International Small Cap Sep Acct	5,046.9560	297,789
*	Principal Life Insurance Company	SAM Flex Inc Sep Acct	11,785.0663	291,764
*	Principal Life Insurance Company	SAM Conservative Bal Sep Acct	8,217.1993	171,742
*	Principal Life Insurance Company	Mid Cap Growth III Sep Acct	10,339.4824	155,727
*	Principal Life Insurance Company	SAM Strat Growth Sep Acct	5,358.1968	142,372
*	Principal Life Insurance Company	Principal LifeTm Str Inc Sep Acct	6,334.6383	99,956
*	Principal Life Insurance Company	SAM Conservative Growth Sep Acct	3,535.1955	92,405
*	Principal Life Insurance Company	Small Cap Value II Sep Acct	3,764.1129	51,256
*	Principal Life Insurance Company	Principal Financial Grp In Stk Sep Acct	1,616.0976	24,428
*	Principal Life Insurance Company	Principal LifeTm 2025 Sep Acct	2.089.6776	20,974
*	Principal Life Insurance Company	Principal LifeTm 2045 Sep Acct	956.1069	9,248
*	Principal Life Insurance Company	Principal LifeTm 2015 Sep Acct	575.2726	5,991
*	Principal Life Insurance Company	Principal LifeTm 2035 Sep Acct	179.0095	1,758
*	Principal Life Insurance Company	Principal LifeTm 2055 Sep Acct	116.0469	1,109

	Total Pooled Separate Accounts			16,419,955

(Continued)

15

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

December 31, 2011

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower		Shares/Units/	Current
	or Similar Party	Description of Investment	Rates of Interest	Value

	Mutual Funds, at Fair Value
	Capital Research and Mgmt Co	Am Fds Grth Fd of Am R3 Fund	24,603.2495	697,010
	Capital Research and Mgmt Co	Am Funds Fdmntl Inv R3 Fund	22,006.9521	777,286
	American Century Inv. Mgmt.	Am Cent Heritage A Fund	29,968.0051	570,591
	Fidelity Management & Research	Fid Advisor Govt Income T Fund	123,434.2910	1,330,622
	Fidelity Management & Research	Fidelity Adv Technology T Fund	17,180.0909	374,354
	Capital Research and Mgmt Co	Am Fds EuroPacific Grth R3 Fd	12,917.2708	445,904
	American Century Inv. Mgmt.	Am Cent Sm Cap Val A Fund	37,534.0259	289,387
	MFS Investment Management	MFS Utilities A Fund	15,409.2029	261,186
	Neuberger Berman Mgmt. Inc.	Neub Berm Soc Resp Tr Fund	4,214.7699	70,850
	MFS Investment Management	MFS Value R2 Fund	2,257.9435	50,149

	Total Mutual Funds			4,867,339

*	Notes Receivable from Participants		Interest rates range
			from 5.25% to 10.25%
			with maturities ranging
			from 1 month to 27 years	706,468

				$26,646,173

*	Party-in-interest as defined by ERISA

16

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003

Schedule H, Line 4a Form 5500 – Schedule of Delinquent Participant Contributions

December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$156	$—	$156	$—	$—

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING
NATIONAL BANK 401(K) PLAN

Date: June 27, 2012	By: /s/ Mindy Stern
Mindy Stern
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Exhibit Number	Description	Filed Herewith	Sequential Page No.

23.1	Consent of Independent Registered Public	X
Accounting Firm- EisnerAmper LLP